Exhibit 15.4

Giosis Mecoxlane Ltd.

Consolidated Financial Statements

As of and for the year ended December 31, 2013

Giosis Mecoxlane Ltd.

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Giosis Mecoxlane Ltd.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Giosis Mecoxlane Ltd. and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
April 11, 2014

Giosis Mecoxlane Ltd.

Consolidated Balance Sheet

December 31, 2013

2013
(in USD)
ASSETS
Current assets
Cash and cash equivalents	3,641,305
Short-term financial instruments	7,935,000
Account receivable, net	291,233
Amount due from related parties	128,764
Other receivables, net	52,074
Other current assets	120,709
Total current assets	12,169,085
Property and equipment, net	291,866
Intangible assets, net	8,000,000
Other non-current assets	125,129
Total assets	20,586,080

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable to sellers	1,768,163
Amount due to related parties	758,252
Other accounts payable	648,920
Other current liabilities	68,523
Total liabilities	3,243,858

Commitments and contingencies (See Note 8)

Shareholders’ equity
Common shares: par value $0.001 per share, 30 million shares authorized, 17.5 million shares issued and outstanding	17,500
Preferred shares: par value $0.001 per share, 20 million shares authorized, 20 million shares issued and outstanding	20,000
Additional paid in capital	29,886,448
Accumulated deficit	(12,693,753)
Accumulated other comprehensive income	112,027
Total shareholders’ equity	17,342,222
Total liabilities and shareholders’ equity	20,586,080

The accompanying notes are an integral part of these consolidated financial statements.

Giosis Mecoxlane Ltd.

Consolidated Statement of Comprehensive Loss

Year ended December 31, 2013

2013
(in USD)
Revenue	1,630,222
Cost of revenue	387,054
Gross profit	1,243,168
Operating expenses
Sales and marketing	9,060,785
General and administrative	2,300,104
Research and development	92,138
Amortization of acquired intangible assets	2,000,000
Loss from operations	(12,209,859)
Other income (expenses)
Interest income	62,069
Foreign currency loss, net	(154,613)
Other income, net	12,267
Net loss	(12,290,136)

Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	122,456
Comprehensive loss	(12,167,680)

The accompanying notes are an integral part of these consolidated financial statements.

Giosis Mecoxlane Ltd.

Consolidated Statement of Changes in Equity

Year ended December 31, 2013

							Accumulated
					Additional		Other	Total
(In USD	Common shares		Preferred shares		Paid in	Accumulated	Comprehensive	Shareholders’
except number of shares)	Shares	Amount	Shares	Amount	Capital	Deficit	Income (loss)	Equity
Balance at January 1, 2013	1,000	0	15,000,000	15,000	14,704,760	(403,617)	(10,429)	14,305,714

Issuance of preferred shares	—	—	5,000,000	5,000	4,995,000	—	—	5,000,000
Issuance of common shares	17,499,000	17,500	—	—	10,154,982	—	—	10,172,482
Stock-based compensation expense	—	—	—	—	31,706	—	—	31,706
Comprehensive income (loss) :
Net loss	—	—	—	—	—	(12,290,136)	—	(12,290,136)
Foreign currency translation adjustments	—				—	—	122,456	122,456
Total comprehensive loss								(12,167,680)
Balance at December 31, 2013	17,500,000	17,500	20,000,000	20,000	29,886,448	(12,693,753)	112,027	17,342,222

The accompanying notes are an integral part of these consolidated financial statements.

Giosis Mecoxlane Ltd.

Consolidated Statement of Cash Flows

Year ended December 31, 2013

2013
(in USD)

Cash flows from operating activities:
Net loss	(12,290,136)
Adjustments:
Depreciation and amortization	2,100,949
Stock options expenses	31,706
Changes in assets and liabilities, net of acquisition and disposition effects:
Account receivable, net	(286,997)
Amount due from related parties, net	(111,220)
Other receivables, net	(28,054)
Other assets	(51,836)
Accounts payable to sellers	1,719,487
Amount due to related parties	182,074
Other accounts payable	478,233
Other current liabilities	67,974
Net cash used in operating activities	(8,187,820)

Cash flows from investing activities:
Purchase of property and equipment	(213,830)
Increase of short-term financial instruments	(7,935,000)
Increase of other non-current assets	(42,668)
Decrease of other non-current assets	11,268
Net cash used investing activities:	(8,180,230)

Effect of exchange rate changes	144,685
Net decrease in cash and cash equivalents	(16,223,365)
Cash and cash equivalents
Beginning of the year	19,864,670
End of the year	3,641,305
Supplemental cash flow disclosures
Cash paid for income taxes	—
Cash paid for interest	—
Non-cash investing and financing activities:
Issuance of preferred shares reclassified from advance receipt from Mecox Lane Limited	5,000,000
Issuance of common shares for asset contribution from Giosis Pte Ltd and Mecox Lane Limited	10,172,482

The accompanying notes are an integral part of these consolidated financial statements.

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

1.              Organization and Nature of Operations

Giosis Cayman Ltd. (currently, Giosis Mecoxlane Ltd. (the “Company”)) was incorporated in the Cayman Islands on September 14, 2012.  Giosis Pte Ltd (“Giosis”, or the “Parent”), a company incorporated under the laws of Singapore, and Mecox Lane Limited (“Mecox”), a company incorporated in the Cayman Islands, entered into a subscription and contribution agreement to operate a dynamic online marketplace in China on the M18.com website via the Company. The capital contributions by Giosis and Mecox to the Company were $15 million and $5 million in cash, respectively. Giosis also contributed a non-exclusive license to its online marketplace technology and related intellectual properties. Mecox contributed certain non-cash assets, including the domain name of M18.com and certain trademarks. Giosis and Mecox hold 60% and 40% of the outstanding equity interests of the Company, respectively assuming the conversion of the Series A Preferred Shares of the Company. The transaction closed on January 1, 2013.

The Company’s e-commerce marketplaces in China are primarily located at http://www.m18.com and http://www.qoo10.cn.

As of December 31, 2013, the Company’s consolidated subsidiaries and a variable interest entity (the “VIE”) consist of the following:

Name	Location	Ownership (%)	Principle Activities
Giosis MecoxLane Limited	Hong Kong	100	Investment Holding
Shanghai Giosis IT Ltd	China	100	R&D of IT platform
Giosis e-Commerce Shanghai Ltd	China	VIE	E-commerce platform

2.              Significant Accounting Policies

(a)         Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE. The Company and its subsidiaries  entered into contractual arrangements with the VIE and its shareholder, which enables the Company to (1) have power to direct activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2013, the Company had an accumulated deficit of $12,694 thousand and has incurred operating losses of approximately $12,210 thousand for the year ended December 31, 2013, and negative cash flows since inception. The Company has been able to fund its operating losses to date through the initial contributions by Giosis and

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

Mecox.  The Company believes that it has adequate resources through at least December 31, 2014 based on an analysis of the cash flow forecast for the twelve months ending December 31, 2014, taking into consideration its expected cash flows from operations, as well as its current cash position and plans for capital expenditures. However, failure to generate sufficient cash flow from operations, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company’s ability to continue as a going concern.

(b)         Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and a VIE for which the Company is deemed to be the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated in consolidation.

The Company evaluates the need to consolidate a VIE in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Details of certain key agreements between the Company and its VIE, Giosis E-commerce Shanghai Ltd., are as follows:

Power of Attorney: The equity owners of the VIE irrevocably appointed the Company’s officers as their exclusive agent and attorney to vote on their behalf on all matters, including matters related to the transfer of their respective equity interests in the VIE and appointment of the VIE’s chief officer.

Business Loan Agreement: A loan was granted to the equity owner of the VIE to provide the funds necessary to capitalize the VIE. The Company has the option to acquire the VIE for an amount equal to the loans granted when and if the Chinese government lifts its foreign ownership restrictions on Internet content provision in the People’s Republic of China. Upon this acquisition, the Business Loan Agreements will be cancelled.

Equity Custody agreement: The equity owner shall trust the Company or its designated person to exercise all the shareholder rights according to the laws and Articles of Association of the VIE on behalf of the equity owner, and the Company does not need to ask for any prior consent or the opinion of the equity owner before it exercises these rights.

The Company participated significantly in the design of the VIE. Based on these series of agreements, the shareholder of the VIE granted the Company power of attorney to exercise all his right as a shareholder of the VIE, including the right to appoint board members and senior management members. Thus, the Company has the ability to effectively exercise control of the VIE and make all key decisions. The Company has the ability to effectively determine the service fees payable by the VIE to the Company under a series of contractual arrangements. Therefore, the Company has determined that it is the primary beneficiary of the aforementioned entity and has consolidated its respective results from the date of establishment.

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

As of December 31, 2013, the financial information of the VIE included in the accompanying consolidated financial statements are shown in the table below.

2013
(in USD)
Cash and cash equivalents	1,313,371
Accounts receivable, net	291,234
Other receivables, net	128,764
Other current assets	36,323
Property and equipment, net	75,890
Other non-current assets	36,918
Total Assets	1,882,500
Accounts payable to sellers	1,784,610
Other accounts payable	423,324
Other current liabilities	185,877
Total Liabilities	2,393,811

2013
(in USD)
Revenue	1,653,901
Net loss	(531,431)

Net cash provided by operating activities:	1,112,018
Net cash provided by investing activities:	4,075
Net cash provided by financing activities:	125,202
Effect of exchange rate changes	19,788
Net increase in cash and cash equivalents	1,261,083
Cash and cash equivalents
Beginning of the year	52,288
End of the year	1,313,371

(c)       Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions relate to the valuation of intangible assets that were contributed to the Company for a portion of the Company’s preferred shares, elements of revenue recognition, useful lives of property and equipment, useful lives and recoverability of intangible assets, valuation allowance of deferred tax assets, and stock based compensation. Actual amounts could differ materially from the estimates and assumptions used.

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

(d)         Foreign currency translation

The Company has assessed the functional currency of the consolidated entities in accordance with ASC 830, Foreign Currency Matters. The functional currency of the Company and Giosis Mecoxlane Limited is the United States dollar (“US dollar”). The functional currency of the other subsidiary and the VIE is the Renminbi (“RMB”). The financial statements of the subsidiaries in functional currencies other than the US dollar are translated into the US dollar in accordance with ASC 830. All the assets and liabilities are translated to the US dollar at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenues and expenses are translated using average exchange rates for the respective periods. Foreign currency translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in accumulated other comprehensive income (loss). Gains and losses due to transactions in currencies other than the functional currency are included as a component of foreign currency gain (loss) in the statement of operations.

(e)          Revenue recognition

The Company’s revenues are primarily derived from transaction fees associated with sales transactions and from the sales of advertisements. Revenues from sales transactions are derived from transaction fees paid by sellers on the Company’s e-commerce marketplace. Revenues from sales of advertisements are derived from on-line advertisements for sellers and non-sellers, such as online banners, premium listings and keyword search.

Transaction fees

The Company’s e-commerce customers are sellers of merchandise from whom the Company receives commissions based on the gross merchandise value of each successfully executed transaction. In addition to providing the marketplace, the Company also facilitates the collection of cash from buyers and the remittance of that cash, net of its commission, to its customer, the seller. The Company is not the primary obligor to the transaction between the seller and the buyer as the title to the goods passes directly from the seller to the buyer and the Company does not bear the risk of credit loss other than its own commission. Therefore, commissions earned by the Company are recorded as revenue, on a net basis, upon the completion of its services. The Company’s standard market terms allow for the return of goods to the seller from the buyer within a seven day period from delivery date under certain circumstances for which refunds are provided to the buyer. The Company records a reserve for estimated refunds as a reduction of revenues from transaction fees based on its historical experience.

Subscriber loyalty programs

The Company provides loyalty programs which allow its subscribers to earn “Qpoints” or “Qstamps” by performing qualifying acts or are granted for free by the Company to promote traffic to the website. The credits earned can be used, prior to their expiry date, to reduce the purchase price of a product in a purchase. As the loyalty programs offered to subscribers are part of the Company’s ongoing operations, and are intended as a marketing tool of the Company, the value of credits are recorded as a marketing expense. The charge related to the credits is recognized at either issuance or redemption. If the grant is related to a past transaction or event which creates a present obligation, the Company records a reserve for the credits earned as an accrued expense. The subscriber loyalty program reserve calculation incorporates judgments and assumptions regarding expected subscriber earnings and redemption patterns and is based on specific historical experience. Due to a lack of historical expiration experience, the reserve is not reduced for an

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

estimation of breakage in 2013. Unused credit related to a past transaction or event is included in accrued expense in the consolidated balance sheet until it is either redeemed by the subscriber or expires.

Changes in point reserves for the year ended December 31, 2013 are as follows:

(In US dollar)	2013
Balance at beginning of year	23
Issuance	59,898
Redemption	(23,425)
Cumulative effect of foreign currency translation	539
Balance at end of year	37,035

Changes in stamp reserves for the year ended December 31, 2013 are as follows:

(In US dollar)	2013
Balance at beginning of year	69
Issuance	101,399
Redemption	(96,441)
Cumulative effect of foreign currency translation	76
Balance at end of year	5,103

Discount coupons

The Company provides discount coupons which allow its subscribers to reduce the purchase price of a product in a purchase. As the discount coupons are granted by the Company without subscribers’ performing qualifying acts to promote traffic to the website, the Company accounts for discount coupons as marketing expenses when they are redeemed. The only exceptions to this are in cases where the discount coupons given to subscribers are as requested by or negotiated with the merchants and is part of the Company’s contractual arrangement with the merchants, where such discount coupons are deemed to be a part of the revenue cycle, and therefore treated as a reduction of revenue in accordance with ASC 605, Revenue Recognition.

(f)        Cost of revenues

Cost of revenues are primarily comprised of direct costs incurred to generate revenue, including credit card processing fees, charges from banks and other institutions, network and systems maintenance fees, salaries and other benefits relating to transactions, and depreciation expense pertaining to the e-commerce platform.

(g)       Sales and marketing expenses

Sales and marketing expenses are primarily comprised of salaries and other benefits, advertising and sales promotion expenses. Expenses incurred by the marketing department related to marketing and promotions are recorded as sales and marketing expenses under operating expenses.

The Company recognizes advertising costs in the period in which they are incurred. Advertising expense recorded under sales and marketing expenses amounts to $7,364 thousand for the year ended December 31, 2013.

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

(h)       Research and development costs

The Company’s research and development costs, most of which are personnel expenses incurred in connection with research and development activities, are expensed as incurred.

(i)        Cash and cash equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents include demand deposit and investments in money market mutual funds.

(j)        Short term financial instruments

Short-term financial instruments include time deposits with maturities greater than three months but less than one year.

(k)       Fair value of financial instruments

The Company follows ASC 820, Fair Value Measurements and Disclosures for all financial instruments and non-financial instruments accounted at fair value on a recurring basis. This guidance establishes a framework for measuring fair value and expands related disclosures (refer to Note 5). The Company’s carrying amounts of cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable to sellers and accrued liabilities approximate fair value due to the short-term maturity of these instruments.

(l)        Concentration of credit risk

Cash and cash equivalents, cash on deposit, and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents and cash on deposit are placed with several financial institutions, of which approximately 87% of such amounts are held at one financial institution. Management believes these financial institutions are of high credit quality.

Accounts receivable balances consist of amounts owed to the Company by buyers of merchandise on the website and advertising customers, payment for which is settled through credit cards and electronic bank transfers. The payment gateway companies are responsible for remitting the transaction amount to the Company after deducting their service fees ranging from approximately 0.2% to 1.3%. The Company estimates the allowance for doubtful accounts based upon historical experience, the age and delinquency rates of receivables and the credit quality of the customers, as well as economic and regulatory conditions. The allowance amounts were immaterial for all periods presented.

(m)      Property and equipment

Property and equipment consist of furniture and fixtures, leasehold improvements, servers, equipment, and software. Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years, depending on the type of asset. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful lives of the improvements.

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to expense as incurred.

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

(n)       Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount with the future undiscounted cash flows the assets are expected to generate. If the future undiscounted cash flow is less than the carrying amount of the assets, an impairment is recognized as the difference between the carrying amount and the fair value of the assets.

(o)       Accounts payable to customers

Contractual terms with customers require the Company to remit the proceeds from each transaction (net of commission) to the customer within two weeks from the completion of delivery. This time lag generally allows the Company to process all credits and other adjustments to the selling price with the buyer. These amounts are presented as accounts payable to customers in the balance sheets.

(p)       Internal-use software and website development cost

The Company applies the provisions of ASC 350, Intangibles — Goodwill and Other. The costs incurred in the preliminary project and post implementation stage of the development effort and the subsequent costs associated with maintaining the website are expensed. Costs associated with the application development stage of the project are capitalized. For the year ended December 31, 2013, the Company did not make significant enhancements to its website that requires capitalization.

(q)       Accounting for stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of ASC 718, Compensation — Stock Compensation, using the fair value method. Giosis granted  stock options to certain employees to purchase common shares of Giosis under Giosis’s 2010 Employee Stock Option Plan. Under this method, the Company accounts for the stock options granted in Giosis, the parent company’s equity, as a liability as the stock options are dual-indexed options due to the exercise prices denominated in US dollars. Those stock options are indexed to the underlying share price as well as the fluctuations in the foreign denominated currency. Therefore, the stock options are recorded at the estimated fair value as of the grant date and are remeasured to estimated fair value as of December 31, 2013. The company also granted stock options to certain employees to purchase common shares of the Company under the Company’s 2013 Employee Stock Option Plan. The stock options granted for the Company’s equity are accounted for as equity, with the fair value of the awards measured at the grant date. The Company uses a binomial-lattice model to measure the fair value.

This fair value is expensed on a straight-line basis over the requisite service period of the entire award, in which case we recognize compensation expense over the requisite service period of each separate vesting tranche. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes to the estimated forfeiture rate will be accounted for as a cumulative effect of change in the period of such change.

(r)       Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments.

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

(s)       Income taxes

The Company accounts for income taxes under the provisions of ASC 740, Income Taxes. Under ASC 740, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse.

A valuation allowance is provided on deferred tax assets to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

The Company follows ASC 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with ASC 740 is a two-step process. In the first step, recognition, the Company determines whether it is more-likely than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50% percent of being realized upon ultimate settlement.

(t)        Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance clarifying the accounting for the release of a cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2013. The Company does not anticipate that this adoption will have a significant impact on its our financial position, results of operations, or cash flows.

In July 2013, the FASB issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the consolidated balance sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The new standard requires adoption on a prospective basis in the first quarter of 2015; however, early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

3.        Accounts Receivable

Included within the accounts receivable balance as of December 31, 2013 is $ 241,394 receivable from Alipay, a payment gateway company. There are no other balances with any parties that represent greater than 10% of the total accounts receivable balance.

4.        Other current assets

Other current assets consist of the following:

(In US dollar)	2013
Prepaid income tax	19,506
Accrued interest income	11,821
Other prepaid expenses	89,382
120,709

5.        Fair Value Measurement

The Company adopted ASC 820, Fair Value Measurements and Disclosures, for all financial assets and liabilities.  The estimated fair value of financial assets is determined by the Company using available market information and valuation methodologies considered to be appropriate, however, considerable judgment is required in interpreting market data to develop the estimates of fair value.

The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value which are as follows:

•   Level 1 — Quoted prices in active exchange markets involving identical assets or liabilities.

•   Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•   Level 3 — Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company has financial instruments, including cash, cash equivalents, short-term financial instruments, accounts receivable, other receivables, accounts payable to sellers and other payables are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

The Company does not use derivative instruments to manage risks.

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

6.        Property and Equipment, Net

Property and equipment, net, as of December 31, 2013 consist of the following:

(In US dollar)	2013
Software	250,727
Furniture and fixtures	9,240
Leasehold improvements	144,148
404,115
Less: accumulated depreciation and amortization	(112,249)
291,866

Depreciation and amortization expenses for property and equipment are $ 100,949 for the year ended December 31, 2013.

7.        Intangible Assets, Net

Intangible assets as of December 31, 2013 consist of the follows:

(In US dollar)

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Website domain names and trademarks	10,000,000	2,000,000	8,000,000
	10,000,000	2,000,000	8,000,000

As described in Note 1, Giosis contributed a non-exclusive license to its online marketplace technology and related intellectual properties. Mecox contributed certain non-cash assets, including the domain name of M18.com and certain trademarks. The assets contributed from Giosis were accounted for at historical cost, given that the transfer was between entities under common control, which was zero. The assets contributed from Mecox were valued at $10 million and will be amortized using the straight-line method over the estimated useful life of five years. No significant residual value is estimated for intangible assets. Amortization expenses for intangible assets are $2 million for the year ended December 31, 2013.

Estimated amortization expense related to current net carrying amount of intangible assets is as follows:

(In US dollar)
2014	2,000,000
2015	2,000,000
2016	2,000,000
2017	2,000,000
Total	8,000,000

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

8.        Commitments and Contingencies

Lease Arrangements

The Company has lease obligations under certain operating leases. Operating lease expense incurred for the year ended December 31, 2013 was $700,239. Future minimum lease payments with respect to these operating leases, as of December 31, 2013, are as follows:

(In US dollar)
2014	311,646
2015	21,120
2016	3,498
2017	—
2018	—
Total	336,264

There were no capital leases at December 31, 2013.

9.        Common Shares and Preferred Shares

As of December 31, 2013, the Company is authorized to issue a total of 50 million shares with a par value of $0.001 per share, consisting of 30 million authorized common shares and 20 million Series A preferred shares.

Under the amended and restated memorandum and Articles of Association, the holders of each common share issued and outstanding shall have one vote for each common share, and the holder of each Series A preferred share shall be entitled to the number of votes equal to the number of common shares into which such preferred share could be converted.

As of January 1, 2013, in accordance with the subscription and contribution agreement, Giosis contributed $15 million in cash for 15 million Series A preferred shares and assets for 7.5 million common shares.  Mecox contributed $5 million in cash for 5 million Series A preferred shares and $10 million in assets for 10 million common shares. Giosis and Mecox hold 60% and 40% of the outstanding equity interests of the Company, respectively, assuming the conversion of the Series A preferred shares. Each Series A preferred share is entitled to dividend declared or paid on ordinary shareholders on an as-if-converted basis.

As of December 31, 2013, the Company had a total of 17.5 million common shares issued and outstanding and 20 million Series A preferred shares issued and outstanding. All of the issued and outstanding shares are fully paid.

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

10.      Stock Option Plan

The Company may grant to its employees stock options to purchase common shares of the Company up to 10% of all shares issued and outstanding.

Equity Incentive Plan

The Company has established the Equity Incentive Plan, providing, at the discretion of the board, for the issuance to eligible employees, including officers or directors of the Company or any of its subsidiaries, of options to obtain common shares amounting to up to 4,166,667, which will be proportionally adjusted to reflect any share dividends, share splits or similar transactions.

All stock options granted under the plan generally vest 50% after 2 years from the date of grant, 30% after 3 years from the date of grant and 20% after 4 years from the date of grant and expire 10 years from the date of grant. Vesting of options is contingent on the employee remaining in employment during the vesting period. The cost of stock options is determined using a binomial option pricing model on the date of grant.

The aggregate intrinsic value of options was calculated as the difference between the exercise price of the underlying awards and the estimated price of the Company’s common shares. At December 31, 2013, options to purchase the Company’s common shares were out-of-the-money.

The following table summarizes the stock option activity under our equity incentive plans as of and for the year ended December 31, 2013:

(In US Dollar)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Weighted Average Grant date Fair value
Granted	426,000	$1	9.40	$0.335
Exercised	—	NA	NA	NA
Forfeited	8,000	1	9.38	0.334
Expired	—	NA	NA	NA
Outstanding at December 31, 2013	418,000	$1	9.40	$0.335
Vested and exercisable at December 31, 2013	—	NA	NA	NA

The following table summarizes the weighted average grant-date fair values and assumptions that were used to estimate the grant-date fair values of the share options:

2013
Assumptions:
Risk-free interest rate	1.95 ~ 2.77%
Expected term (in years)	6.4 years
Dividend yield	—
Expected volatility	66%

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

The Company’s computation of expected volatility was based on historical volatility of a combination of traded stocks within the Company’s peer group. The Company’s computation of expected term was determined based on the remaining period from grant date to expiration date, giving consideration to the contractual terms of the stock-based awards and vesting schedules. The interest rate for periods within the contractual life of the awards was based on the U.S. generic government 10 year yield in effect at the time of grant.

Stock options granted for an instrument in the parent company’s equity

Certain employees of the Company and its subsidiaries have been granted stock options to purchase the common shares of Giosis up to 10% of all shares issued and outstanding.

All stock options granted under the plans generally vest 50% after 2.6 years from the date of grant, 30% after 3.6 years from the date of grant and 20% after 4.6 years from the date of grant and expire 9.8 years from the date of grant. Vesting of options is contingent on the employee remaining in employment during the vesting period. The cost of stock options is determined using a binomial option pricing model on the date of measurement.

The aggregate intrinsic value of options was calculated as the difference between the exercise price of the underlying awards and the estimated price of the Giosis’s common shares. At December 31, 2013, options to purchase the parent company’s common shares were out-of-the-money.

The following table summarizes stock option activity under the parent company’s equity incentive plans as of and for the year ended December 31, 2013:

(In US Dollar)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Weighted Average Grant date Fair value
Outstanding at January 1, 2013	91,000	$1	7.57	$0.044
Granted	32,000	$1	9.25	$0.069
Exercised	—	NA	NA	NA
Forfeited	(3,000)	1	8.25	0.051
Expired	—	NA	NA	NA
Outstanding at December 31, 2013	120,000	$1	8.02	$0.051
Vested and exercisable at December 31, 2013	18,500	$1	NA	$0.035

The following table summarizes the weighted average measurement date fair values and assumptions that were used to estimate the measurement-date fair values of the share options granted in 2013.

2013
Assumptions:
Risk-free interest rate	3.03%
Expected life (in years)	5.7~ 6.9 years
Dividend yield	—
Expected volatility	64%

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

The Company’s computation of expected volatility was based on historical volatility of a combination of traded stocks within the Giosis’ peer group. The Company’s computation of expected life was determined based on the remaining period from grant date to expiration date, giving consideration to the contractual terms of the stock-based awards and vesting schedules. The interest rate for periods within the contractual life of the awards was based on the U.S. generic government 10 year yield in effect at the time of measurement.

Stock-based Compensation Expense

The impact on our results of operations of recording stock-based compensation expense for the year ended December 31, 2013 was as follows

(In US Dollar)	2013
Cost of net revenues	3,655
Sales and marketing	21,947
General and administrative	6,104
Total share-based compensation expense	31,706

As of December 31, 2013, there was $98,264 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.92 years.

11.      Severance and retirement benefits

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $186,267 for the year ended December 31, 2013.

12.      Other Current Liabilities

Other current liabilities consist of the following:

(In US dollar)	2013
Subscriber loyalty program reserve	42,138
Return reserve	8,884
Provision for annual leave	3,046
Others	14,455
68,523

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

13.      Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The Company’s Hong Kong subsidiary, Giosis MecoxLane Limited, is subject to a profit tax at the rate of 16.5% on assessable profits determined under relevant Hong Kong tax regulations.

PRC

The other subsidiaries and VIE are subject to a uniform tax rate of 25% for all periods presented.

The following is reconciliation between the income tax expenses computed by applying the PRC statutory corporate income tax rate to income before income taxes and the actual income tax expense:

(In US dollar)	2013

Tax calculated at statutory tax rate	25%
Non-deductible or non-taxable items	0.01%
Change in valuation allowances	(25.01)%
Effective tax rate expressed in %	0%

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31, 2013 are as follows:

(In US dollar)	2013

Current deferred income tax assets (liabilities)
Sales incentive reserve	10,534
Provision of refund	2,221
Total gross current deferred income tax assets	12,755
Less valuation allowance	(12,755)
Net current deferred income tax assets	—

Non-current deferred income tax assets (liabilities)
Advertisement expenses in excess of deduction limit	1,880,895
Tax loss carry forwards	935,361
Total gross non-current deferred income tax assets	2,816,256
Less valuation allowance	(2,816,256)
Net non-current deferred income tax assets	—

Under ASC 740, Income taxes, deferred income tax assets are recognized only to the extent that realization of the related tax benefit is more likely than not. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse and the overall future industry outlook. Management

Giosis Mecoxlane Ltd.

Notes to Consolidated Financial Statements

periodically considers these factors in reaching its conclusion and has determined that a full valuation allowance was required as of December 31, 2013.

As of December 31, 2013, the Company’s PRC subsidiaries had net operating loss carry forwards of $3,783,170, of which $82,155, $862,395 and $2,796,895 will expire in 2016, 2017 and 2018, respectively. The Company has provided a full valuation allowance against the deferred tax assets as it is not more likely than not that the net operating losses can be utilized before expiration. As a result, the Company has recognized valuation allowance of $ 2,816,256 as of December 31, 2013. The increase of valuation allowance is mainly attributable to the increase of net operating loss carry forwards of $948,778, which are more not likely than not to be utilized before expiration.

14.      Related Party Transactions

On November 20, 2012, Giosis and Mecox entered into subscription and contribution agreement to form a joint venture, the Company, to operate an online marketplace in China on the M18.com website. As a part of the agreement, Giosis entered into an agreement to transfer its share of Shanghai Giosis IT Ltd to the Hong Kong based subsidiary of the Company for RMB 3.5 million (USD 550,960).  As of December 31, 2013, the amount due to Giosis was recorded at $581,937, which includes $550,960 payable from the above transaction and other payables relating to service fees to Giosis.

For the year ended December 31, 2013, the Company recognized commission expenses of $770,963 to Giosis LLC, with which the Company shares the same major shareholder. The amount due to Giosis LLC was $126,008 as of December 31, 2013.

For the year ended December 31, 2013, Giosis Limited, with whom the Company shares the same majority shareholder, collected amounts of $128,764 on behalf of the Company. As a result, the Company recorded amount due from Giosis Limited of $128,764.

For the year ended December 31, 2013, the Company recognized transaction revenue from Mecox amounting to $713,309.  Unsettled transaction amounts to Mecoxlane Limited amounting to $16,447, all of which is included in Amount due to related parties as of December 31, 2013.

For the year ended December 31, 2013, the Company recognized commission expenses of $208,222 to Mecox. The amount due to Mecox was $33,861 as of December 31, 2013 which is included in Amount due to related parties.

There are no other significant transactions with related parties for the year ended December 31, 2013.